China Digital TV Provides Business Update

BEIJING, China – July 10, 2009 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China’s expanding digital television market, today announced smart card shipment for its second quarter ended June 30, 2009.

In the second quarter of 2009, the Company shipped approximately 2.13 million smart cards as compared to the previously provided range of 2.35 million to 2.55 million.

“Shipment of smart cards during the quarter was lower than anticipated,” said Mr. Dong Li, China Digital TV’s president. “Some cable operators have chosen to delay digitization projects due to uncertainties resulting from ongoing consolidation in the cable industry and the present lack of mature value-added services for digital TV platforms.”

“While the availability of credit from domestic banks has improved in recent months, in the near term we expect some operators will maintain a wait-and-see attitude towards digitalization,” continued Mr. Li. “However, as China moves to government-mandated full digitization by 2015, we are confident that China Digital TV’s experience in providing CA solutions for large and complex projects, stable financial position, existing partnerships with more than 200 cable television operators and leadership in value-added services development will position us to play a leading role in China’s ongoing digital mass migration and beyond.”

Highlighting China Digital TV’s continued market leadership, the Company entered into 12 out of a total of 18 new contracts to install CA systems in China in the second quarter of 2009, according to Company data.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

     Eric Yuan
     China Digital TV
     Tel:   +86-10-8279-0021
     Email: ir@chinadtv.cn

     Cynthia He
     Brunswick Group LLC
     Tel:   +86-10-6566-9504
     Email: che@brunswickgroup.com

 In the US:

     Kate Tellier
     Brunswick Group LLC
     Tel:   +1-212-706-7879
     Email: ktellier@brunswickgroup.com